Exhibit 99.1

News Release

Investor Contact:
Russ Barck
russell.barck@spansion.com
408.616.8025

Media Contact:
Courtney Brigham
courtney.brigham@spansion.com
408.616.5056

IMPORTANT TAX ANNOUNCEMENTS FOR FORMER SHAREHOLDERS OF
SAIFUN SEMICONDUCTORS LTD.

SUNNYVALE, CA – March 18, 2008 – Spansion Inc. (NASDAQ: SPSN), the world’s largest pure-play provider of Flash memory solutions, and Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced the completion of Spansion Inc.‘s acquisition of Saifun Semiconductors Ltd. Spansion expects that a letter will be sent to former Saifun shareholders in the next one to two weeks providing instructions on how to receive their Spansion shares, and will also contain information regarding the payment of the cash distribution and certain pre-closing Israeli tax rulings that were obtained from the Israel Tax Authority (“ITA”) with respect to the merger. Depending on whether they own their shares directly or through a broker, former Saifun shareholders will receive the letter from Spansion’s exchange agent or from their broker. These materials will also be posted when available on Saifun’s website at www.saifun.com, and will also be available by contacting Spansion Investor Relations: Marsha Shalvi at marshas@saifun.com or +972 9 8928450 or Russ Barck at russell.barck@spansion.com or 408.616.8025.

        IMPORTANT ISRAELI TAX ANNOUNCEMENT:

        The tax rulings that were obtained from the ITA impose certain withholding requirements on the issuance of Spansion shares in the merger and on the cash distribution, and set forth certain procedures for former Saifun shareholders to seek certain exemptions from these withholding requirements. Former Saifun shareholders who are tax residents of a country which is a party to a tax treaty with the State of Israel (“Treaty Countries”) may be able to avoid certain Israel tax withholdings on the cash distribution. However, pursuant to the tax rulings, if a former Saifun shareholder wishes to qualify for this exemption to Israeli tax withholding, the shareholder must provide Spansion’s exchange agent with documentary evidence of the shareholder’s residency in the applicable Treaty Country by no later than May 28, 2008. If these documents are not submitted by a former Saifun shareholder to the exchange agent by May 28, 2008, Israeli income tax will be withheld and, if any such former Saifun shareholder believes it is entitled to a refund, such shareholder will thereafter be required to file a claim directly with the ITA. Former Saifun shareholders who are residents of a Treaty Country should note the following:

        United States Shareholders. United States shareholders must provide a United States residency certificate on Internal Revenue Service Form 6166, which may be obtained by filing Form 8802, Application for United States Residency Certification, with the Internal Revenue Service. The receipt of Form 6166 from the United States Internal Revenue Service may take 45 days or more after the filing of Form 8802. United States residents that wish to timely claim an exemption from certain of the withholding requirements imposed by the ITA tax rulings should contact their own tax advisor and file Form 8802 as soon as possible, and should not wait to receive a letter of instruction from the exchange agent or from their broker. If a shareholder waits to receive these materials from the exchange agent or from their broker before filing Form 8802 the shareholder may not receive Form 6166 from the Internal Revenue Service in time to timely claim a withholding exemption.

        Shareholders Resident in Treaty Countries Other than the United States. Former Saifun shareholders who are residents of Treaty Countries other than the United States, including Canada, Germany and the United Kingdom, must provide a residency or similar certificate from the tax authorities in the Treaty Country in which they are resident. Non-U.S. Treaty Country residents that wish to timely claim an exemption from certain of the withholding requirements imposed by the ITA tax rulings should contact their own tax advisor to determine whether such certification is available from the tax authorities in the applicable Treaty Country, how to obtain any such certification, and how long it may take to obtain any such certification. These shareholders should request any such certification as soon as possible, and should not wait to receive a letter of instruction from the exchange agent or from their broker. If a shareholder waits to receive these materials from the exchange agent or from their broker before requesting any such certification the shareholder may not receive such certification from the applicable tax authorities in time to timely claim a withholding exemption.

        Institutional Investment Funds. Former Saifun shareholders that are venture fund partnerships, financial institutions, non-profit organizations or other investments funds resident in Treaty Country should contact without delay the offices of Eitan Mehulal Law Group at 10 Abba Eban St, Herzelia, Tel: 972-9-9726000, Fax: 972-9-9726001, Attention: Guy Hadar, Adv. and Shira Rosenberg, Adv., regarding special requirements for certification of residency applying to them under the terms of the tax rulings.

        Withholding Mechanics and Exchange Rate Risk. Former Saifun shareholders should also be aware that in order to comply with the withholding requirements reflected in the ITA tax rulings, Saifun is required to retain a portion of the cash distribution otherwise payable to former Saifun shareholders during the period such shareholders are entitled to demonstrate their eligibility for an exemption from these withholding requirements. Such amounts will be held on behalf of Saifun in New Israeli Shekels (“NIS”). In the event any former Saifun shareholder does not timely claim a withholding exemption, all amounts that are withheld from the portion of the cash distribution otherwise payable to such shareholders will be paid to the ITA in NIS as withheld tax. In the event any former Saifun shareholder is able to timely claim a withholding exemption, all amounts that are withheld from the portion of the cash distribution otherwise payable to such shareholders will be converted back into U.S. Dollars at the then-applicable rate and paid to the applicable holder. Any such former Saifun shareholder faces the risk of exchange rate fluctuations between NIS and U.S. Dollars, and such shareholder may suffer an exchange rate loss on any amounts refunded if such shareholder is able to timely claim a withholding exemption.

      IMPORTANT TAX ANNOUNCEMENT FOR U.S. TAXPAYERS:

        The U.S. tax consequences to each U.S. former shareholder of Saifun will vary depending on such shareholder’s particular circumstances and on whether or not such shareholder makes an election to treat Saifun as a qualified electing fund (the “QEF Election”).  Each U.S. former shareholder of Saifun should consult with their own tax advisor regarding their particular circumstances and whether or not to make the QEF Election, including the consequences of making, or not making, the QEF Election.  Generally, U.S. former shareholders of Saifun making a QEF Election are required to include their pro rata share of the ordinary earnings and net capital gain of Saifun not to exceed its earnings and profits for the taxable year. Information regarding Saifun which will enable the U.S. shareholders to comply with the requirements associated with making a QEF Election will be available from Spansion’s investor relations in early 2009.

Cautionary Statement

Statements contained in this press release that are not historical facts are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include tax and withholding risks, risks related to fluctuations in the exchange rate between NIS and U.S. Dollars, and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, Saifun’s Form 20-F for the year ended December 31, 2006 and Saifun’s Forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on Spansion’s website at www.Spansion.com and Saifun’s website at www.Saifun.com, as applicable.